Amendment to Master Services Agreement

This Amendment (the “Amendment”), dated December 12, 2022, amends and revises the Master Services Agreement, dated December 12, 2022, (the “Agreement”), between Centaur Mutual Funds Trust, a Delaware statutory trust (the “Trust”) and Ultimus Fund Solutions, LLC, a limited liability company organized under the laws of the State of Ohio (“Ultimus” and collectively with the Trust, the “Parties”)

WHEREAS, the Parties entered into the Agreement;

WHEREAS, the Parties desire to amend the Agreement to change the effective date of the Agreement as set forth below.

NOW, THERFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	All references to the effective date in the Agreement reflecting an effective date of December 12, 2022, are hereby changed to the date December 1, 2022.

2.	Except as set forth is this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between Amendment and the Agreement, the terms of this Amendment will prevail.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by a duly authorized officer on one or more counterparts (including facsimile counterparts) as of the date first above written.

Centaur Mutual Funds Trust	Ultimus Fund Solutions, LLC

By: /s/ James H. Speed, Jr.	By: /s/ David R. Carson
Name: James H. Speed, Jr.	Name: David R. Carson
Title: Chairman and Trustee	Title: SVP Client Strategies